EXHIBIT 99.9

CONSET OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion by consent in this Annual Report on Form 40-F for the year ended September 30, 2022 and October 1, 2021 of Electrovaya Inc. (the “Company”) of our report dated January 2, 2024, which comprise the consolidated statement of financial position as at September 30, 2022 and October 1, 2021, and the consolidated statements of earnings, comprehensive earnings, changes in equity and cash flows for the year ended September 30, 2022, and other explanatory information, including Note 27 which explains the restatement of the Company’s financial statements as at September 30, 2022 relating to the consolidated financial statements of the Company as at September 30, 2023.

Goodman & Associates LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario, Canada

January 16, 2024